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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5762 fax richard.truesdell@davispolk.com

Re:	AC Immune SA
Draft Registration Statement on Form F-1
Submitted October 23, 2015
CIK No. 0001651625

CONFIDENTIAL

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated October 16, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on October 2, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	2	October 23, 2015

Prospectus Summary, page 1

Our Business, page 1

1.	Please revise your first reference to crenezumab in your prospectus summary to disclose that Genentech is responsible for the clinical development of this product, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing pursuant to your collaboration and license agreement. Accordingly, please also revise any disclosure in the prospectus summary or elsewhere in the prospectus which indicates that you are “advancing crenezumab” in Phase 3 clinical trials. Please include similar revisions with respect to any other product candidates for which you have only out-licensed the intellectual property underlying a product candidate to note the entity directly responsible for clinical development and avoid disclosure indicating that you are involved in the clinical development process beyond the receipt of potential milestone payments.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 12, 35, 68, 85, 86 and 89 of the Registration Statement.

2.	We note your response to our prior comment 1 and your revised disclosure on page 3. Please revise your disclosure to explain what it means to be “not powered for significance” and why the ABBY study was commenced despite not being adequately powered to meets its primary endpoints.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 85, 86, 98, 100, 102 and 104 of the Registration Statement.

3.	Please remove your discussion of the statistical significance of the selected results of your subsequent exploratory analysis of the ABBY study from the prospectus summary including the chart on page 3. Detailed discussion of clinical results should be included in the Business disclosure where additional context can be provided to properly assess the disclosed results.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Registration Statement.

Risks Associated with Our Business, page 5

4.	Please add a bullet point under this heading to disclose that your ability to derive revenue from crenezumab, ACI-35 and your anti-tau antibody product candidates are directly reliant on your collaborators’ efforts to obtain regulatory and marketing approvals for, manufacture, sell, and market each product candidate.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	3	October 23, 2015

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement.

5.	Please add a bullet point under this heading to disclose that crenezumab did not meet its co-primary endpoints in its Phase 2 studies.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement.

Use of Proceeds, page 58

6.	Please revise your disclosure to provide the approximate amount of proceeds from the offering to be used to fund your share of the development of each of your therapeutics and diagnostic product candidates. In this respect, we note your disclosure that Genentech is responsible for the clinical development of both crenezumab and the anti-tau antibodies under your collaboration and license agreements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Registration Statement, including to remove the references to crenezumab in the first bullet point immediately following the third paragraph. In addition, the Company respectfully informs the Staff that while Genentech is responsible for the clinical development of the anti-tau antibodies under the Company’s collaboration agreement with Genentech, the Company expects to incur additional research-related expenses associated with this product candidate as a result of it still being in the pre-clinical phase of development.

Business, page 84

7.	At your first discussion of statistically significant results with respect to the ABBY Study of crenezumab, please identify the accompanying p-value and provide a brief explanation of the importance of statistical significance and what p-values indicate about clinical results.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Registration Statement.

Overview, page 84

8.	We note your response to our prior comment 11. Please disclose whether there is an active investigational new drug application (“IND”) for crenezumab. If yes, please disclose the indication(s) and sponsor(s) for any such IND.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement.

Notes to the Financial Statements

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	4	October 23, 2015

11. Revenues, page F-28

9.	Please refer to your response to comment 26. Please expand your disclosures to clarify how you concluded the license under the Janssen agreement had standalone value separate from the R&D support services.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Registration Statement.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Andrea Pfeifer, Chief Executive Officer
George Pavey, Chief Financial Officer
AC Immune SA